[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

UNI
SECURITIES AND
Washin

11020652

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Van Pelt, IV — 713-289-6202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co., P.C.
(Name – *if individual, state last, first, middle name*)

400 Pine Street, Suite 600, Abilene, TX 79601-5128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Van Pelt, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NICOLETTE MILLER
Notary Public, State of Texas
My Commission Expires
August 30, 2014

William H. Van Pelt
Signature

President, FINOP
Title

Nicolette Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES ADVISORS, LTD.

2010 AUDIT REPORTING PACKAGE

DECEMBER 31, 2010

MID-CONTINENT SECURITIES ADVISORS, LTD.

Contents

Required Communications..1

Appendix A – Summary of Audit Adjustments...5

Appendix B – Summary of Proposed but Unrecorded Journal Entries 6

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

Required Communications

To the Partners of
Mid-Continent Securities Advisors, Ltd.:

We have audited the financial statements of Mid-Continent Securities Advisors, Ltd. (the Partnership) for the year ended December 31, 2010 and have issued our report thereon dated February 23, 2011. Professional standards require that we provide you with the following information related to our audit:

Area	Comments
Auditors' Responsibilities Under United States Generally Accepted Auditing Standards	
In order for those charged with governance to understand the nature of assurance provided by an audit, the auditor should communicate their responsibilities under United States Generally Accepted Auditing Standards.	As stated in our engagement letter dated December 3, 2010, our responsibility as described by professional standards, is to express an opinion about whether the Partnership financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with United States generally accepted accounting principles. Our audit of the Partnership financial statements does not relieve you or management of your responsibilities.
Significant Audit Findings	
Qualitative Aspects of Accounting Practices	
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement contract, we will advise management about the appropriateness of accounting policies and their application.	The Partnership's significant accounting policies are described in the notes to the Partnership financial statements. As part of our audit, we reviewed the accounting policies followed by management in preparing the Partnership financial statements. We believe the accounting policies of the Partnership are consistent with industry practice and are in accordance with generally accepted accounting principles. No new accounting policies of significance were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by the Partnership during 2010 for which there is a lack of authoritative guidance or consensus. In addition, we noted no significant transactions that have been recognized in the Partnership financial statements in a different period than when the transaction occurred.

Area	Comments
Significant Audit Findings - continued	
Qualitative Aspects of Accounting Practices - continued	
Accounting estimates are an integral part of the Partnership financial statements that require management's judgments based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive due to their significance to the Partnership financial statements and the possibility that future events affecting them may differ significantly from management's expectations.	There were no sensitive estimates affecting the financial statements.
The disclosures in the Partnership financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to the financial statement users.	There were no sensitive disclosures affecting the financial statements.
Disagreements with Management	
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the Partnership financial statements or the auditors' report.	We are pleased to report that no such disagreements arose during the course of our audit.
Other Information in Documents Containing Audited Financial Statements	
The auditor has a responsibility with respect to information in a document prepared by the Partnership that contains the audited Partnership financial statements.	We are not aware of any document prepared by the Partnership that will incorporate the audited financial statements.

Area	Comments
Planned Scope and Timing of the Audit	
It is the auditor's sole responsibility to determine the overall audit strategy and the audit plan, including the nature, timing, and extent of procedures necessary to obtain sufficient appropriate audit evidence. However, communication with those charged with governance may assist in understanding better the consequences of the auditor's work for their oversight activities.	We performed the audit according to the planned scope and timing previously communicated to you in our letter dated December 3, 2010.
Consultation with Other Accountants	
In some cases, management may decide to consult with other accountants about auditing and accounting matters. If a consultation involves application of an accounting principle to the Partnership's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts.	To our knowledge, there were no such consultations with other accountants.
Other Audit Findings or Issues	
The auditor is required to inform those charged with governance of any major issues, including any discussions regarding the application of accounting principles or auditing standards that were discussed with management in connection with the initial or recurring retention of the auditor.	There were no such matters discussed with management prior to our initial or recurring retention as the Partnership's auditors.
Difficulties Encountered in Performing the Audit	
The auditor should inform those charged with governance of any difficulties encountered in dealing with management related to the performance and completion of the audit.	We encountered no significant difficulties in dealing with management in performing and completing our audit. Management of the Partnership did a commendable job in preparing for the audit. They prepared the requested schedules and documents in a timely manner and were available for questions at all times.

Area	Comments
Management Representations	
The auditor is required to inform those charged with governance that certain representations are being requested from management in connection with the audit.	We have requested certain representations from management that are included in the management representation letter dated February 23, 2011.
Audit Adjustments	
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.	Appendix A, Summary of Audit Adjustments, summarizes misstatements detected as a result of audit procedures that were corrected by management. Appendix B, Summary of Proposed but Unrecorded Journal Entries, summarizes uncorrected misstatements of the Partnership financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the Partnership financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors and management of the Partnership and is not intended to be, and should not be, used by anyone other than these specified parties.

If you have any questions regarding the above, please do not hesitate to call.

Sincerely,

Davis Kinard & Co, PC
Certified Public Accountants
Abilene, Texas
February 23, 2011

Mid-Continent Securities Advisors, Ltd.
2010 Audit Reporting Package
Appendix A

During the year ended December 31, 2010, the Partnership determined that the FINRA expenses in 2009 were actually prepaid. To correct this error, the Partnership has restated its statement of financial condition, income, changes in partner's capital, and cash flows.

	As Previously Reported	As Restated
Prepaid expenses as of December 31, 2009	$ -	$ 14,000
License and registration fees as of December 31, 2009	14,000	11,668
Total assets as of December 31, 2009	114,060	128,060
Net income as of December 31, 2009	143,016	145,348

There were no other misstatements noted during the audit of the financial statements.

Mid-Continent Securities Advisors, Ltd.
2010 Audit Reporting Package
Appendix B

There were no proposed but unrecorded journal entries noted during the audit of the financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

together with

REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

MID-CONTINENT SECURITIES ADVISORS, LTD.

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Partners' Capital 4

Statements of Cash Flows 5

Notes to the Financial Statements 6

SUPPLEMENTAL INFORMATION

Schedule I – Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a -5 12

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of Mid-Continent Securities Advisors, Ltd. (the Partnership) as of December 31, 2010 and 2009, and the related statements of income, changes in partners' capital and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 23, 2011

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

		2010		2009
ASSETS:				
Cash and cash equivalents	$	41,228	$	114,060
Prepaid expenses		15,500		14,000
TOTAL ASSETS	$	56,728	$	128,060

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	$	-	$	700
PARTNERS' CAPITAL		56,728		127,360
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	56,728	$	128,060

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Fee income	$ 386,227	$ 254,696
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	188,598	74,459
Office rent	6,000	6,000
Professional fees	7,755	9,486
License and registration fees	16,114	11,668
Subscriptions and membership dues	500	6,350
Total general and administrative expenses	218,967	107,963
INCOME FROM OPERATIONS	167,260	146,733
OTHER INCOME (EXPENSE):		
Interest income	-	199
Other income (expense)	108	(1,584)
Total other income (expense)	108	(1,385)
NET INCOME	$ 167,368	$ 145,348

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	General Partner	Limited Partner	Total
Balance, December 31, 2008	$ 3,729	$ 369,283	$ 373,012
Net income	1,453	143,895	145,348
Contributions	-	10,000	10,000
Distributions	(2,500)	(398,500)	(401,000)
Balance, December 31, 2009	2,682	124,678	127,360
Net income	1,674	165,694	167,368
Distributions	(3,894)	(234,106)	(238,000)
Balance, December 31, 2010	$ 462	$ 56,266	$ 56,728

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 167,368	$ 145,348
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
Prepaid expenses	(1,500)	(2,332)
Accounts payable	(700)	700
Net cash flows provided by operating activities	165,168	143,716
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received from partners	-	10,000
Capital distributions made to partners	(238,000)	(401,000)
Net cash flows used by financing actvities	(238,000)	(391,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(72,832)	(247,284)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	114,060	361,344
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 41,228	$ 114,060

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2010, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2012, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

All trades clear through an independent clearing broker. As such, the Partnership does not receive or deliver securities or funds for any of its customers. The Partnership recognizes fee income on a trade date basis.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Partnership files a federal income tax return on a calendar-year basis. The entity is organized as a Partnership and the entity is not liable for income taxes. All income and losses are passed through to the partners of the Company. As a result, no current or deferred income tax expense is recognized in the Partnership 's financial statements.

In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For the Partnership, taxable margin is revenue less interest expense. The margin tax was insignificant for the year ended December 31, 2010. This tax is current and does not have a deferred tax component.

The Partnership adopted authoritative guidance related to uncertain tax positions on January 1, 2009. The Partnership had no unrecognized tax benefits that would require an adjustment to the January 1, 2009, beginning balance of retained earnings. The Partnership had no unrecognized tax benefits at January 1, 2009 and December 31, 2010.

The Partnership recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2010 and 2009, the Partnership recognized no interest and penalties.

The Partnership files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Partnership is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2006.

NOTE 2: PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The General Partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the Limited Partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

NOTE 2: PARTNERSHIP AGREEMENT (CONTINUED)

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2010 and 2009, the Partnership paid $6,000 to the limited partner.

NOTE 4: BUSINESS CONCENTRATION

During the year ended December 31, 2010, two customers accounted for 79% of revenues; during 2009, two customers accounted for 79% of revenues.

NOTE 5: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Partnership had net capital of $41,228 which was $16,228 in excess of its required net capital of $25,000. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 6: PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2010, the Partnership determined that the FINRA expenses in 2009 were actually prepaid. To correct this error, the Partnership has restated its statements of financial condition, income, changes in partner's capital, and cash flows.

	As Previously Reported	As Restated
Prepaid expenses as of December 31, 2009	$ -	$ 14,000
License and registration fees as of December 31, 2009	14,000	11,668
Total assets as of December 31, 2009	114,060	128,060
Net income as of December 31, 2009	143,016	145,348

NOTE 7: SUBSEQUENT EVENTS

The Partnership has evaluated all subsequent events through February 23, 2011, the date the financial statements were available to be issued.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total assets		$ 56,728
Less: Total liabilities (exclusive of subordinated debt)		-
Net worth		56,728
Deductions from and/or charges to net worth:		
Total non allowable assets	$ (15,500)	
Other deductions or charges	-	
		(15,500)
Net capital before haircuts		41,228
Haircuts		
Total haircut		-
NET CAPITAL		$ 41,228
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ -
Minimum dollar net capital requirement		25,000
Excess capital		16,228
Excess capital at 1000%		$ 41,228
Ratio:		
Aggregate indebtedness to net capital		0 to 1
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2010 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report.

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mid-Continent Securities Advisors, Ltd. (the Partnership), as of and for the years ended December 31, 2010 and 2009, in accordance with the auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 23, 2011